FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2003

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6330

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Press release of November 11, 2003 regarding forecast for consolidated results for the six months ended September 30, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date:	November 11, 2003	By:	/s/ NORIAKI YAMAGUCHI

		Name:	Noriaki Yamaguchi
		Title:	Executive Vice President and CFO

FOR IMMEDIATE RELEASE

November 11, 2003

KONAMI CORPORATION

2-4-1 Marunouchi Chiyoda-ku, Tokyo, Japan

Kagemasa Kozuki

Representative Director and CEO

Ticker 9766 at TSE1

Contact: Toshiro Tateno

Director and Executive Corporate Officer

Corporation Planning Division

Tel: +81-3-5220-0374

Forecast for Consolidated Result

for the Six Months Ended September 30, 2003

We hereby announce our forecast for consolidated result in accordance with U.S. GAAP for the six months ended September 30, 2003.

The home video game software title and card game of the Yu-Gi-Oh! made solid sales in the U.S. into the second consecutive year and experienced growth in sales and popularity in Europe. In the Japanese market, a soccer video game software, WORLD SOCCER WINNING ELEVEN 7, achieved sales of one million copies. As for arcade video games, especially, e-AMUSEMENT products, which allow players to compete with other player, generated favorable sales as well. Moreover, video slot machines had favorable sales in the U.S. by diversifying its product line-up. As a result, our consolidated result for the six months ended September 30, 2003 are expected to be as shown below.

(Millions of yen)

	Net revenues	Operating income	Income before income taxes	Net income
Six months ended September 30, 2003	130,000	21,700	22,400	10,900

			(Millions of yen)

	Net revenues	Operating income	Income before income taxes	Net income
Six months ended September 30, 2002	113,195	10,165	10,150	4,368

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our video game software business, card game business and gaming machine business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our exercise entertainment business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of contingencies.